Ex

U.S. Securities and Exchange Commission
Washington, D.C. 20549

03005754

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden hours per response: 0.10

SEC MAIL PROCESSING RECEIVED JAN 29 2003 WASH, D.C. 155 SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR / 1-27-03
Current Report on Form 8-**K Series 2003-QS1**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 27th day of January, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: Julie Malanoski
Vice President

PROCESSED
JAN 31 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

RL3QS1-BURKE Class A1 (A1) SEN/FIX <P>

Orig Bal 50,000,000 Fac 1.00000 Coup 5.000 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A1 (A1)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	7.50	3.98	2.62	Avg. Life
	02/03	02/03	02/03	1st Prin
	12/26	10/16	03/11	Last Prin
100: 1	4.99	4.94	4.90	Yield
	5.58	3.35	2.33	Duration
100: 5	4.96	4.91	4.84	Yield
	5.59	3.36	2.33	Duration
100: 9	4.94	4.87	4.79	Yield
	5.60	3.36	2.33	Duration
100:13	4.92	4.83	4.74	Yield
	5.60	3.36	2.34	Duration
100:17	4.90	4.80	4.68	Yield
	5.61	3.37	2.34	Duration
100:21	4.88	4.76	4.63	Yield
	5.61	3.37	2.34	Duration
100:25	4.85	4.72	4.58	Yield
	5.62	3.38	2.34	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A1 (A1) SEN/FIX <P>

Orig Bal 50,000,000 Fac 1.00000 Coup 5.000 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A1 (A1)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	7.50	3.98	2.62	Avg. Life
	02/03	02/03	02/03	1st Prin
	12/26	10/16	03/11	Last Prin
100: 8	4.95	4.88	4.80	Yield
	5.59	3.36	2.33	Duration
100:12	4.93	4.84	4.75	Yield
	5.60	3.36	2.34	Duration
100:16	4.90	4.81	4.70	Yield
	5.61	3.37	2.34	Duration
100:20	4.88	4.77	4.64	Yield
	5.61	3.37	2.34	Duration
100:24	4.86	4.73	4.59	Yield
	5.62	3.37	2.34	Duration
100:28	4.84	4.70	4.54	Yield
	5.62	3.38	2.34	Duration
101: 0	4.82	4.66	4.49	Yield
	5.63	3.38	2.35	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A2 (A2) SEN/FIX <P>

Orig Bal 105,741,346 Fac 1.00000 Coup 5.750 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A2 (A2)

Price	rl3qs1-burke/v50 1.4200% 7.50 02/03 12/26	rl3qs1-burke/v100 1.4200% 3.98 02/03 10/16	rl3qs1-burke/v150 1.4200% 2.62 02/03 03/11	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
102: 0	5.38 5.46	5.10 3.33	4.80 2.33	Yield Duration
102: 4	5.36 5.46	5.07 3.33	4.75 2.33	Yield Duration
102: 8	5.34 5.47	5.03 3.33	4.69 2.33	Yield Duration
102:12	5.32 5.47	5.00 3.34	4.64 2.33	Yield Duration
102:16	5.29 5.48	4.96 3.34	4.59 2.33	Yield Duration
102:20	5.27 5.48	4.92 3.34	4.54 2.34	Yield Duration
102:24	5.25 5.49	4.89 3.35	4.48 2.34	Yield Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A3 (A3) SEN/FIX <P>

Orig Bal 30,000,000 Fac 1.00000 Coup 4.750 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A3 (A3)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	7.50	3.98	2.62	Avg. Life
	02/03	02/03	02/03	1st Prin
	12/26	10/16	03/11	Last Prin
99:15	4.84	4.86	4.89	Yield
	5.63	3.37	2.33	Duration
99:19	4.81	4.82	4.84	Yield
	5.64	3.37	2.33	Duration
99:23	4.79	4.79	4.78	Yield
	5.65	3.37	2.34	Duration
99:27	4.77	4.75	4.73	Yield
	5.65	3.38	2.34	Duration
99:31	4.75	4.71	4.68	Yield
	5.66	3.38	2.34	Duration
100: 3	4.72	4.68	4.62	Yield
	5.66	3.38	2.34	Duration
100: 7	4.70	4.64	4.57	Yield
	5.67	3.39	2.35	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A4 (FB) SEN/PAC/FLT <P>

Orig Bal 40,587,529 Fac 1.00000 Coup 1.820 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

1.0000 x 1-mo LIBOR + 0.4000 Cap 8.5000 @ 8.1000 Floor 0.4000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A4 (FB)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	4.17	4.13	3.30	Avg. Life
	02/03	02/03	02/03	1st Prin
	11/14	11/14	03/11	Last Prin
99:16	1.96	1.96	1.99	Yield
	3.90	3.87	3.14	Duration
99:20	1.92	1.92	1.95	Yield
	3.91	3.87	3.14	Duration
99:24	1.89	1.89	1.91	Yield
	3.91	3.87	3.14	Duration
99:28	1.86	1.86	1.87	Yield
	3.91	3.88	3.14	Duration
100: 0	1.83	1.83	1.83	Yield
	3.92	3.88	3.15	Duration
100: 4	1.80	1.79	1.79	Yield
	3.92	3.88	3.15	Duration
100: 8	1.76	1.76	1.75	Yield
	3.92	3.88	3.15	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A5 (SB) SEN/INV/IO <P>

Orig Bal 40,587,529 Fac 1.00000 Coup 6.680 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

-1.0000 x 1-mo LIBOR + 8.1000 Cap 8.1000 @ 0.0000 Floor 0.0000 @ 8.1000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A5 (SB)

Price	rl3qs1-burke/v50 1.4200% 4.17 02/03 11/14	rl3qs1-burke/v100 1.4200% 4.13 02/03 11/14	rl3qs1-burke/v150 1.4200% 3.30 02/03 03/11	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
11:31	40.47 1.40	39.40 1.43	34.95 1.33	Yield Duration
12: 3	39.74 1.42	38.68 1.45	34.17 1.34	Yield Duration
12: 7	39.02 1.43	37.98 1.47	33.42 1.36	Yield Duration
12:11	38.32 1.45	37.30 1.48	32.68 1.37	Yield Duration
12:15	37.63 1.46	36.63 1.50	31.95 1.39	Yield Duration
12:19	36.96 1.48	35.97 1.51	31.24 1.40	Yield Duration
12:23	36.30 1.50	35.32 1.53	30.55 1.41	Yield Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A5 (SB) SEN/INV/IO <P>

Orig Bal 40,587,529 Fac 1.00000 Coup 6.680 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

-1.0000 x 1-mo LIBOR + 8.1000 Cap 8.1000 @ 0.0000 Floor 0.0000 @ 8.1000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A5 (SB)

Price	rl3qs1-burke/v50 1.4200% 4.17 02/03 11/14	rl3qs1-burke/v100 1.4200% 4.13 02/03 11/14	rl3qs1-burke/v150 1.4200% 3.30 02/03 03/11	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
12: 4	39.56 1.42	38.51 1.45	33.98 1.35	Yield Duration
12: 8	38.84 1.44	37.81 1.47	33.23 1.36	Yield Duration
12:12	38.14 1.45	37.13 1.49	32.50 1.38	Yield Duration
12:16	37.46 1.47	36.46 1.50	31.78 1.39	Yield Duration
12:20	36.79 1.48	35.81 1.52	31.07 1.40	Yield Duration
12:24	36.14 1.50	35.17 1.53	30.37 1.42	Yield Duration
12:28	35.49 1.52	34.54 1.55	29.69 1.43	Yield Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A6 (Y1) SEN/PAC/FIX <P>

Orig Bal 74,410,471 Fac 1.00000 Coup 4.250 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A6 (Y1)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	4.17	4.13	3.30	Avg. Life
	02/03	02/03	02/03	1st Prin
	11/14	11/14	03/11	Last Prin
100: 7	4.15	4.15	4.12	Yield
	3.62	3.59	2.96	Duration
100:11	4.12	4.11	4.08	Yield
	3.63	3.59	2.96	Duration
100:15	4.08	4.08	4.03	Yield
	3.63	3.59	2.96	Duration
100:19	4.05	4.04	3.99	Yield
	3.63	3.59	2.97	Duration
100:23	4.01	4.01	3.95	Yield
	3.63	3.60	2.97	Duration
100:27	3.98	3.98	3.91	Yield
	3.64	3.60	2.97	Duration
100:31	3.94	3.94	3.87	Yield
	3.64	3.60	2.97	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A8 (A8) SEN/RETAIL/FIX <P>

Orig Bal 21,000,000 Fac 1.00000 Coup 5.700 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A8 (A8)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	23.28	16.44	10.62	Avg. Life
	02/06	02/06	02/06	1st Prin
	11/32	11/32	11/32	Last Prin
99:15	5.78	5.78	5.79	Yield
	12.15	10.16	7.63	Duration
99:19	5.77	5.77	5.77	Yield
	12.16	10.16	7.63	Duration
99:23	5.76	5.76	5.75	Yield
	12.17	10.17	7.63	Duration
99:27	5.75	5.74	5.74	Yield
	12.18	10.17	7.64	Duration
99:31	5.74	5.73	5.72	Yield
	12.18	10.18	7.64	Duration
100: 3	5.73	5.72	5.70	Yield
	12.19	10.18	7.64	Duration
100: 7	5.72	5.71	5.69	Yield
	12.20	10.19	7.65	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A8 (A8) **SEN/RETAIL/FIX** **<P>**

Orig Bal 21,000,000 Fac 1.00000 Coup 5.700 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A8 (A8)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	
				prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	23.28	16.44	10.62	Avg. Life
	02/06	02/06	02/06	1st Prin
	11/32	11/32	11/32	Last Prin
99:12	5.79	5.79	5.80	Yield
	12.15	10.15	7.62	Duration
99:16	5.78	5.78	5.78	Yield
	12.15	10.16	7.63	Duration
99:20	5.77	5.77	5.77	Yield
	12.16	10.17	7.63	Duration
99:24	5.76	5.75	5.75	Yield
	12.17	10.17	7.63	Duration
99:28	5.75	5.74	5.73	Yield
	12.18	10.18	7.64	Duration
100: 0	5.74	5.73	5.72	Yield
	12.19	10.18	7.64	Duration
100: 4	5.73	5.72	5.70	Yield
	12.19	10.19	7.64	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A8 (A8) SEN/RETAIL/FIX <P>

Orig Bal 21,000,000 Fac 1.00000 Coup 5.700 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A8 (A8)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	23.28	16.44	10.62	Avg. Life
	02/06	02/06	02/06	1st Prin
	11/32	11/32	11/32	Last Prin
99: 8+	5.80	5.80	5.81	Yield
	12.14	10.15	7.62	Duration
99:12+	5.79	5.79	5.80	Yield
	12.15	10.16	7.63	Duration
99:16+	5.78	5.78	5.78	Yield
	12.15	10.16	7.63	Duration
99:20+	5.77	5.76	5.76	Yield
	12.16	10.17	7.63	Duration
99:24+	5.75	5.75	5.75	Yield
	12.17	10.17	7.63	Duration
99:28+	5.74	5.74	5.73	Yield
	12.18	10.18	7.64	Duration
100: 0+	5.73	5.73	5.71	Yield
	12.19	10.18	7.64	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A8 (A8) SEN/RETAIL/FIX <P>

Orig Bal 21,000,000 Fac 1.00000 Coup 5.700 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A8 (A8)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	23.28	16.44	10.62	Avg. Life
	02/06	02/06	02/06	1st Prin
	11/32	11/32	11/32	Last Prin
99: 7	5.80	5.81	5.82	Yield
	12.13	10.15	7.62	Duration
99:11	5.79	5.79	5.80	Yield
	12.14	10.15	7.62	Duration
99:15	5.78	5.78	5.79	Yield
	12.15	10.16	7.63	Duration
99:19	5.77	5.77	5.77	Yield
	12.16	10.16	7.63	Duration
99:23	5.76	5.76	5.75	Yield
	12.17	10.17	7.63	Duration
99:27	5.75	5.74	5.74	Yield
	12.18	10.17	7.64	Duration
99:31	5.74	5.73	5.72	Yield
	12.18	10.18	7.64	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class A8 (A8)   SEN/RETAIL/FIX   <P>

Orig Bal 21,000,000 Fac 1.00000 Coup 5.700 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: A8 (A8)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	23.28	16.44	10.62	Avg. Life
	02/06	02/06	02/06	1st Prin
	11/32	11/32	11/32	Last Prin
99: 4	5.81	5.82	5.83	Yield
	12.13	10.14	7.62	Duration
99: 8	5.80	5.80	5.81	Yield
	12.14	10.15	7.62	Duration
99:12	5.79	5.79	5.80	Yield
	12.15	10.15	7.62	Duration
99:16	5.78	5.78	5.78	Yield
	12.15	10.16	7.63	Duration
99:20	5.77	5.77	5.77	Yield
	12.16	10.17	7.63	Duration
99:24	5.76	5.75	5.75	Yield
	12.17	10.17	7.63	Duration
99:28	5.75	5.74	5.73	Yield
	12.18	10.18	7.64	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class AA (SA) SEN/INV/IO <P>

Orig Bal 24,545,454 Fac 1.00000 Coup 6.530 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

-1.0000 x 1-mo LIBOR + 7.9500 Cap 7.9500 @ 0.0000 Floor 0.0000 @ 7.9500

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: AA (SA)

Price	rl3qs1-burke/v50 1.4200% 7.50 02/03 12/26	rl3qs1-burke/v100 1.4200% 3.98 02/03 10/16	rl3qs1-burke/v150 1.4200% 2.62 02/03 03/11	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
10: 8	59.57 1.22	46.93 1.23	32.57 1.21	Yield Duration
10:12	58.59 1.24	45.96 1.25	31.58 1.22	Yield Duration
10:16	57.64 1.26	45.02 1.27	30.61 1.24	Yield Duration
10:20	56.72 1.28	44.10 1.28	29.67 1.26	Yield Duration
10:24	55.82 1.30	43.20 1.30	28.76 1.27	Yield Duration
10:28	54.94 1.32	42.32 1.32	27.86 1.29	Yield Duration
11: 0	54.09 1.34	41.47 1.34	26.99 1.31	Yield Duration

RL3QS1-BURKE Class AA (SA) SEN/INV/IO <P>

Orig Bal 24,545,454 Fac 1.00000 Coup 6.530 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

-1.0000 x 1-mo LIBOR + 7.9500 Cap 7.9500 @ 0.0000 Floor 0.0000 @ 7.9500

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: AA (SA)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	7.50	3.98	2.62	Avg. Life
	02/03	02/03	02/03	1st Prin
	12/26	10/16	03/11	Last Prin
10:13	58.35	45.72	31.33	Yield
	1.25	1.25	1.23	Duration
10:17	57.41	44.79	30.38	Yield
	1.27	1.27	1.24	Duration
10:21	56.49	43.87	29.44	Yield
	1.28	1.29	1.26	Duration
10:25	55.60	42.98	28.53	Yield
	1.30	1.31	1.28	Duration
10:29	54.73	42.11	27.64	Yield
	1.32	1.32	1.29	Duration
11: 1	53.88	41.26	26.77	Yield
	1.34	1.34	1.31	Duration
11: 5	53.05	40.43	25.92	Yield
	1.36	1.36	1.33	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class AA (SA) SEN/INV/IO <P>

Orig Bal 24,545,454 Fac 1.00000 Coup 6.530 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

-1.0000 x 1-mo LIBOR + 7.9500 Cap 7.9500 @ 0.0000 Floor 0.0000 @ 7.9500

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: AA (SA)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	7.50	3.98	2.62	Avg. Life
	02/03	02/03	02/03	1st Prin
	12/26	10/16	03/11	Last Prin
10: 2	61.08	48.44	34.10	Yield
	1.20	1.20	1.18	Duration
10: 6	60.06	47.43	33.07	Yield
	1.21	1.22	1.20	Duration
10:10	59.08	46.45	32.07	Yield
	1.23	1.24	1.21	Duration
10:14	58.12	45.49	31.09	Yield
	1.25	1.26	1.23	Duration
10:18	57.18	44.55	30.14	Yield
	1.27	1.27	1.25	Duration
10:22	56.27	43.65	29.21	Yield
	1.29	1.29	1.26	Duration
10:26	55.38	42.76	28.31	Yield
	1.31	1.31	1.28	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class AB (TA)   SEN/TAC/AD/FIX   <P>

Orig Bal 50,000,000 Fac 1.00000 Coup 5.750 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: AB (TA)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	10.85	2.14	1.27	Avg. Life
	02/03	02/03	02/03	1st Prin
	05/19	12/07	04/05	Last Prin
100: 0	5.77	5.62	5.50	Yield
	7.66	1.93	1.19	Duration
100: 4	5.75	5.56	5.39	Yield
	7.66	1.94	1.19	Duration
100: 8	5.74	5.49	5.29	Yield
	7.67	1.94	1.19	Duration
100:12	5.72	5.43	5.18	Yield
	7.67	1.94	1.19	Duration
100:16	5.70	5.37	5.08	Yield
	7.67	1.94	1.19	Duration
100:20	5.69	5.30	4.97	Yield
	7.68	1.94	1.19	Duration
100:24	5.67	5.24	4.87	Yield
	7.68	1.94	1.19	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class AB (TA) SEN/TAC/AD/FIX <P>

Orig Bal 50,000,000 Fac 1.00000 Coup 5.750 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: AB (TA)

Price	rl3qs1-burke/v50	rl3qs1-burke/v100	rl3qs1-burke/v150	prepay
				losses
	1.4200%	1.4200%	1.4200%	1M_LIB
	10.85	2.14	1.27	Avg. Life
	02/03	02/03	02/03	1st Prin
	05/19	12/07	04/05	Last Prin
99:30	5.78	5.65	5.55	Yield
	7.66	1.93	1.19	Duration
100: 2	5.76	5.59	5.44	Yield
	7.66	1.94	1.19	Duration
100: 6	5.75	5.53	5.34	Yield
	7.66	1.94	1.19	Duration
100:10	5.73	5.46	5.23	Yield
	7.67	1.94	1.19	Duration
100:14	5.71	5.40	5.13	Yield
	7.67	1.94	1.19	Duration
100:18	5.70	5.33	5.03	Yield
	7.68	1.94	1.19	Duration
100:22	5.68	5.27	4.92	Yield
	7.68	1.94	1.19	Duration

RL3QS1-BURKE

RL3QS1-BURKE Class AD (F) SEN/FLT <P>

Orig Bal 40,838,272 Fac 1.00000 Coup 2.070 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

1.0000 x 1-mo LIBOR + 0.6500 Cap 8.5000 @ 7.8500 Floor 0.6500 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 28-Feb-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: AD (F)

Price	rl3qs1-burke/v50 1.4200% 8.26 03/03 11/32	rl3qs1-burke/v100 1.4200% 4.57 03/03 11/32	rl3qs1-burke/v200 1.4200% 2.12 03/03 01/12	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:18	2.14 7.10	2.19 4.15	2.30 2.02	Yield Duration
99:22	2.12 7.11	2.16 4.15	2.24 2.02	Yield Duration
99:26	2.11 7.12	2.13 4.16	2.18 2.03	Yield Duration
99:30	2.09 7.12	2.10 4.16	2.12 2.03	Yield Duration
100: 2	2.07 7.13	2.07 4.17	2.05 2.03	Yield Duration
100: 6	2.05 7.14	2.04 4.17	1.99 2.03	Yield Duration
100:10	2.04 7.15	2.01 4.18	1.93 2.04	Yield Duration

RL3QS1-BURKE

RL3QS1-BURKE Class AE (S) SEN/INV/IO <P>

Orig Bal 40,838,272 Fac 1.00000 Coup 6.430 Mat / / Wac- 0.000(0.000) WAM- / (-22837)/ 0

-1.0000 x 1-mo LIBOR + 7.8500 Cap 7.8500 @ 0.0000 Floor 0.0000 @ 7.8500

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jan-2003 **Curve Type:** Treas Act **Curve Date:** 27-Jan-2003 Tranche: AE (S)

Price	rl3qs1-burke/v50 1.4200% 8.31 02/03 11/32	rl3qs1-burke/v100 1.4200% 4.62 02/03 11/32	rl3qs1-burke/v150 1.4200% 3.03 02/03 11/32	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
10: 1	60.85 1.21	49.31 1.23	36.80 1.24	Yield Duration
10: 5	59.85 1.23	48.32 1.25	35.82 1.26	Yield Duration
10: 9	58.87 1.25	47.36 1.27	34.86 1.28	Yield Duration
10:13	57.92 1.27	46.42 1.29	33.93 1.30	Yield Duration
10:17	57.00 1.29	45.51 1.31	33.02 1.31	Yield Duration
10:21	56.10 1.31	44.62 1.33	32.14 1.33	Yield Duration
10:25	55.22 1.33	43.76 1.35	31.28 1.35	Yield Duration

****
*

Bear Stearns is not responsible for any recommendation, solicitation, offer or agreement or any information about any transaction, customer account or account activity contained in this communication.

****
*

RALI 2003-QS1

Original Balance	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 250,000	1,743	$231,556,150	48.69%	$132,956	6.718%	720	77.44%	359	358	1
250,001 - 350,000	297	88,819,317	18.67	299,284	6.549	721	75.54	360	359	1
350,001 - 450,000	224	88,302,661	18.57	394,519	6.490	724	74.73	359	359	1
450,001 - 550,000	76	37,883,216	7.96	498,801	6.485	723	72.37	360	359	1
550,001 - 650,000	39	23,985,392	5.04	615,520	6.452	722	72.36	360	359	1
650,001 - 750,000	2	1,360,500	0.29	680,250	6.001	774	71.53	360	360	0
750,001 - 850,000	1	758,622	0.16	760,000	6.500	783	44.00	360	358	2
950,001 - 1,050,000	3	2,955,208	0.62	986,317	6.331	744	42.48	360	359	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

Average: $199,578.79
Lowest: $19,000.00
Highest: $1,000,000.00

RALI 2003-QS1

Scheduled Current Balance	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 250,000	1,743	$231,556,150	48.69%	$132,956	6.718%	720	77.44%	359	358	1
250,001 - 350,000	297	88,819,317	18.67	299,284	6.549	721	75.54	360	359	1
350,001 - 450,000	224	88,302,661	18.57	394,519	6.490	724	74.73	359	359	1
450,001 - 550,000	76	37,883,216	7.96	498,801	6.485	723	72.37	360	359	1
550,001 - 650,000	39	23,985,392	5.04	615,520	6.452	722	72.36	360	359	1
650,001 - 750,000	2	1,360,500	0.29	680,250	6.001	774	71.53	360	360	0
750,001 - 850,000	1	758,622	0.16	760,000	6.500	783	44.00	360	358	2
950,001 - 1,050,000	3	2,955,208	0.62	986,317	6.331	744	42.48	360	359	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

Average: $199,421.83
Lowest: $19,000.00
Highest: $999,073.80

RALI 2003-QS1

Coupon	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.750	3	$855,374	0.18%	$285,333	5.750%	715	68.67%	360	359	1
5.875	13	3,480,429	0.73	267,831	5.875	735	72.02	358	358	0
5.890	1	102,895	0.02	103,000	5.890	780	74.00	360	359	1
6.000	26	6,440,532	1.35	247,841	6.000	742	64.75	357	356	1
6.125	68	19,550,375	4.11	287,712	6.125	726	70.02	360	359	1
6.150	1	296,513	0.06	296,800	6.150	788	80.00	360	359	1
6.250	243	60,063,189	12.63	247,345	6.250	734	72.10	359	358	1
6.375	459	107,619,207	22.63	234,616	6.375	730	73.03	359	358	1
6.500	389	84,196,255	17.70	216,575	6.500	720	74.97	359	359	1
6.625	182	37,660,345	7.92	207,138	6.625	720	74.69	360	359	1
6.680	1	115,800	0.02	115,800	6.680	713	80.00	360	360	0
6.700	1	279,411	0.06	280,000	6.700	719	95.00	360	358	2
6.750	225	40,464,026	8.51	179,976	6.750	714	77.44	359	358	1
6.875	212	35,044,607	7.37	165,450	6.875	715	79.52	360	359	1
6.990	2	927,474	0.20	464,000	6.990	680	80.00	360	359	1
7.000	115	17,365,591	3.65	151,177	7.000	722	80.57	360	358	1
7.125	64	9,332,766	1.96	146,035	7.125	719	80.96	360	358	2
7.250	102	16,902,793	3.55	165,844	7.250	707	82.21	360	359	1
7.375	53	6,616,535	1.39	124,992	7.375	710	83.52	360	358	2
7.500	108	13,825,382	2.91	128,194	7.500	705	84.44	359	357	2
7.600	1	35,894	0.01	36,000	7.600	668	52.00	360	356	4
7.625	62	7,289,632	1.53	117,684	7.625	698	85.53	360	359	1
7.750	28	3,398,343	0.71	121,465	7.750	690	86.69	360	359	1
7.875	19	2,983,794	0.63	157,290	7.875	704	82.53	360	358	2
8.000	5	576,472	0.12	115,680	8.000	698	92.02	360	355	5
8.250	1	84,996	0.02	85,500	8.250	689	90.00	360	351	9
8.875	1	112,437	0.02	112,500	8.875	718	90.00	360	359	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

W.A.: 6.608
Lowest: 5.750
Highest: 8.875

RALI 2003-QS1

Credit Score	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
800 - 824	32	$4,874,187	1.02%	$152,434	6.452%	806	71.10%	360	359	1
775 - 799	228	44,113,042	9.27	193,691	6.513	784	70.89	359	358	1
750 - 774	398	79,591,457	16.73	200,174	6.540	761	74.96	360	359	1
725 - 749	472	95,107,242	20.00	201,637	6.572	736	75.25	359	358	1
700 - 724	508	109,327,002	22.99	215,362	6.586	712	74.89	360	359	1
675 - 699	430	86,602,845	18.21	201,547	6.657	689	76.42	359	358	1
650 - 674	198	36,479,151	7.67	184,372	6.752	664	79.91	359	358	1
625 - 649	105	17,783,055	3.74	169,477	6.930	640	84.45	359	358	1
600 - 624	14	1,743,087	0.37	124,568	7.025	622	88.00	360	359	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

W.A.: 722
Lowest: 620
Highest: 819

Index	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
FIX	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

RALI 2003-QS1

Loan Purpose	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O REFI	969	$212,066,873	44.59%	$218,980	6.542%	715	74.32%	359	358	1
PURCHASE	818	136,749,999	28.75	167,346	6.770	729	82.13	360	359	1
R/T REFI	596	126,531,446	26.60	212,486	6.542	725	70.83	359	358	1
CONS/PERM	2	272,749	0.06	136,500	6.806	733	70.70	360	359	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

Property Type	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family (detached)	1,880	$372,725,002	78.37%	$198,412	6.614%	721	75.51%	359	358	1
PUD Detached	262	65,679,937	13.81	250,900	6.538	725	76.11	359	358	1
Condo under 5 stories	159	21,808,270	4.59	137,296	6.738	722	78.26	360	359	1
PUD Attached	40	6,731,002	1.42	168,379	6.584	734	78.05	360	359	1
Townhouse/rowhouse	25	4,119,002	0.87	164,825	6.519	735	67.79	356	356	0
SFR Detached w/ Site Condo	5	1,632,758	0.34	326,640	6.454	710	77.07	360	360	0
Mid-rise condo (5-8 stories)	5	1,059,826	0.22	212,020	6.568	731	70.85	360	360	0
Condo over 8 stories	6	1,019,934	0.21	170,092	6.550	742	63.80	360	359	1
Condotel (5-8 stories)	1	420,000	0.09	420,000	6.500	778	60.00	360	360	0
Condotel (1-4 stories)	1	220,336	0.05	220,500	7.500	712	70.00	360	359	1
Other	1	205,000	0.04	205,000	6.375	683	61.00	360	360	0
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

RALI 2003-QS1

State	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	585	$167,216,913	35.16%	$286,016	6.489%	724	72.83%	359	359	1
Texas	183	30,191,828	6.35	165,102	6.634	720	75.16	360	359	1
Florida	173	26,465,308	5.56	153,093	6.713	717	78.50	360	359	1
Washington	85	16,692,390	3.51	196,525	6.573	728	76.48	357	356	1
Colorado	84	16,467,145	3.46	196,173	6.623	724	77.56	360	359	1
Other	1,275	218,587,483	45.96	171,603	6.684	721	77.29	359	358	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

Zip Code	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
92679	4	$2,006,026	0.42%	$501,625	6.329%	739	74.15%	360	360	0
90274	4	1,983,375	0.42	496,125	6.116	753	57.32	360	359	1
92677	5	1,743,299	0.37	348,960	6.405	710	79.04	360	359	1
85253	2	1,646,735	0.35	824,975	6.125	763	53.39	360	358	2
91423	3	1,468,678	0.31	489,750	6.516	731	80.28	360	360	0
Other	2,367	466,772,955	98.14	197,355	6.614	722	75.77	359	358	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

RALI 2003-QS1

Occupancy Status	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner occupied	1,662	$383,200,427	80.57%	$230,719	6.539%	720	74.46%	359	358	1
Non-owner occupied	723	92,420,640	19.43	127,994	6.892	728	80.53	360	358	2
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

Documentation	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
LIMITED	1,165	$243,472,600	51.19%	$209,107	6.576%	726	72.73%	359	359	1
Full doc	1,219	231,748,820	48.73	190,309	6.641	718	78.68	359	358	1
Fast App. (Full doc)	1	399,647	0.08	400,000	6.625	720	80.00	360	359	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

RALI 2003-QS1

Original LTV	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01 - 15.00	1	$499,537	0.11%	$500,000	6.375%	775	14.00%	360	359	1
15.01 - 20.00	5	608,852	0.13	121,950	6.523	732	18.32	360	358	2
20.01 - 25.00	8	726,629	0.15	90,913	6.566	725	23.76	348	348	1
25.01 - 30.00	14	2,501,405	0.53	178,811	6.370	729	28.96	357	357	1
30.01 - 35.00	19	3,877,734	0.82	204,292	6.433	752	33.10	360	359	1
35.01 - 40.00	23	4,481,158	0.94	194,984	6.341	752	37.87	360	359	1
40.01 - 45.00	29	5,491,912	1.15	189,590	6.422	746	43.00	359	358	1
45.01 - 50.00	27	5,414,160	1.14	200,680	6.417	732	48.15	356	356	1
50.01 - 55.00	44	12,348,336	2.60	280,868	6.481	735	53.55	357	356	1
55.01 - 60.00	72	17,780,374	3.74	247,161	6.429	732	58.37	359	358	1
60.01 - 65.00	78	18,226,285	3.83	233,818	6.519	728	63.36	359	358	1
65.01 - 70.00	132	30,829,773	6.48	233,666	6.484	729	68.42	359	359	0
70.01 - 75.00	315	74,418,416	15.65	236,427	6.511	721	74.10	359	359	1
75.01 - 80.00	1,052	214,760,972	45.15	204,306	6.573	722	79.49	359	358	1
80.01 - 85.00	83	14,878,286	3.13	179,390	6.801	704	84.55	360	359	1
85.01 - 90.00	369	51,203,414	10.77	138,909	7.016	710	89.62	360	359	1
90.01 - 95.00	102	15,708,363	3.30	154,105	6.930	705	94.79	359	359	1
over 95.01	12	1,865,460	0.39	155,587	6.944	745	99.83	360	359	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

W.A.: 75.64%
Lowest: 14.00%
Highest: 100.00%

RALI 2003-QS1

Delinquency	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0-29 days	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

Prepay Flag	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N	2,295	$453,135,025	95.27%	$197,605	6.612%	722	75.59%	359	358	1
Y	90	22,486,042	4.73	249,904	6.512	722	76.57	360	360	0
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

RALI 2003-QS1

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	2,295	$453,135,025	95.27%	$197,605	6.612%	722	75.59%	359	358	1
4	1	79,933	0.02	80,000	6.875	750	80.00	360	359	1
6	3	422,920	0.09	140,973	6.954	684	81.78	360	360	0
12	8	1,175,450	0.25	147,100	7.245	733	81.10	360	359	1
36	10	1,639,866	0.34	164,150	6.625	700	75.90	360	359	1
60	68	19,167,873	4.03	281,913	6.447	724	76.23	360	360	0
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

W.A.: 2.6 months
Lowest: 0 months
Highest: 60 months

RALI 2003-QS1

Original Term	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
240	20	$2,596,256	0.55%	$129,938	6.469%	713	68.44%	240	240	0
300	3	360,267	0.08	120,267	6.384	767	57.86	300	299	1
309	1	91,582	0.02	91,800	6.875	658	75.00	309	307	2
345	1	96,520	0.02	96,700	6.875	658	75.00	345	343	2
354	1	93,436	0.02	93,600	6.875	658	80.00	354	352	2
359	1	98,070	0.02	99,000	7.625	676	90.00	359	347	12
360	2,358	472,284,936	99.30	200,447	6.608	722	75.68	360	359	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

W.A.: 359.3 months
Lowest: 240 months
Highest: 360 months

RALI 2003-QS1

Scheduled Remaining Term	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
238 - 240	16	$1,966,556	0.41%	$123,066	6.519%	711	66.40%	240	239	1
241 - 243	4	629,700	0.13	157,425	6.313	718	74.83	240	240	0
298 - 300	3	360,267	0.08	120,267	6.384	767	57.86	300	299	1
307 - 309	1	91,582	0.02	91,800	6.875	658	75.00	309	307	2
334 - 336	1	140,887	0.03	144,000	7.125	770	90.00	360	335	25
340 - 342	3	576,927	0.12	195,467	7.062	752	78.61	360	341	19
343 - 345	2	132,081	0.03	66,350	7.010	679	76.35	349	343	6
346 - 348	3	327,041	0.07	110,133	7.214	705	85.45	360	347	12
349 - 351	5	430,396	0.09	86,792	6.975	738	86.17	360	350	10
352 - 354	13	1,967,688	0.41	152,169	7.389	724	83.72	360	353	7
355 - 357	143	22,388,615	4.71	157,037	6.875	725	78.49	360	356	4
358 - 360	1,619	331,201,648	69.64	204,740	6.602	722	75.40	360	359	1
over 361	572	115,407,679	24.26	201,762	6.557	721	75.74	360	360	0
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

W.A.: 358.4 months
Lowest: 238 months
Highest: 360 months

RALI 2003-QS1

Loan Age	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
= 0	576	$116,037,379	24.40%	$201,454	6.555%	721	75.74%	359	359	0
1 - 3	1,641	333,810,010	70.18	203,587	6.601	722	75.33	359	358	1
4 - 6	143	22,388,615	4.71	157,037	6.875	725	78.49	360	356	4
7 - 9	12	1,874,252	0.39	157,050	7.415	727	83.90	360	353	7
10 - 12	5	430,396	0.09	86,792	6.975	738	86.17	360	350	10
13 - 15	3	327,041	0.07	110,133	7.214	705	85.45	360	347	12
16 - 18	1	35,560	0.01	36,000	7.375	735	80.00	360	345	15
19 - 21	3	576,927	0.12	195,467	7.062	752	78.61	360	341	19
25 - 27	1	140,887	0.03	144,000	7.125	770	90.00	360	335	25
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

W.A.: 0.9 months
Lowest: 0 months
Highest: 25 months

RALI 2003-QS1

Original Balance	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000	60	$2,378,323	0.50%	$39,701	7.081%	725	80.17%	357	355	2
50,001 - 75,000	217	13,908,917	2.92	64,174	6.898	720	77.83	356	355	1
75,001 - 100,000	291	25,781,853	5.42	88,680	6.823	724	76.96	359	357	1
100,001 - 125,000	284	32,003,269	6.73	112,793	6.779	721	78.45	360	358	1
125,001 - 150,000	261	35,816,261	7.53	137,354	6.744	723	78.82	359	358	1
150,001 - 175,000	212	34,508,562	7.26	162,887	6.715	719	78.38	359	358	1
175,001 - 200,000	185	34,868,473	7.33	188,602	6.603	719	75.36	360	359	1
200,001 - 225,000	130	27,729,889	5.83	213,452	6.657	717	78.80	358	357	1
225,001 - 250,000	103	24,560,604	5.16	238,578	6.594	719	74.27	360	359	1
250,001 - 275,000	82	21,591,721	4.54	263,469	6.570	715	75.47	360	359	1
275,001 - 300,000	83	23,971,936	5.04	288,982	6.604	725	76.41	360	359	1
300,001 - 325,000	55	17,173,913	3.61	312,475	6.509	719	74.10	360	359	1
325,001 - 350,000	77	26,081,747	5.48	339,107	6.508	725	75.74	358	357	1
350,001 - 375,000	67	24,255,693	5.10	362,294	6.515	721	74.93	360	359	1
375,001 - 400,000	79	30,721,888	6.46	389,216	6.510	726	74.23	359	358	1
400,001 - 425,000	38	15,817,140	3.33	416,487	6.507	716	76.32	360	359	1
425,001 - 450,000	40	17,507,940	3.68	438,099	6.406	733	73.88	360	359	1
450,001 - 475,000	18	8,302,810	1.75	461,638	6.597	728	73.12	360	359	1
475,001 - 500,000	27	13,318,615	2.80	493,644	6.453	730	70.13	360	359	1
500,001 - 525,000	20	10,328,359	2.17	516,733	6.373	723	72.81	360	359	1
525,001 - 550,000	11	5,933,432	1.25	539,664	6.592	698	75.56	360	359	1
550,001 - 575,000	8	4,501,458	0.95	562,810	6.420	725	73.38	360	360	0
575,001 - 600,000	7	4,155,945	0.87	594,027	6.267	696	75.55	360	359	1
600,001 - 625,000	4	2,429,053	0.51	607,988	6.283	754	76.27	360	359	1
625,001 - 650,000	20	12,898,936	2.71	645,632	6.555	723	70.24	360	359	1
650,001 - 675,000	1	675,000	0.14	675,000	5.875	768	68.00	360	360	0
675,001 - 700,000	1	685,500	0.14	685,500	6.125	779	75.00	360	360	0
750,001 - 775,000	1	758,622	0.16	760,000	6.500	783	44.00	360	358	2
950,001 - 975,000	1	958,133	0.20	959,000	6.500	738	32.00	360	359	1
975,001 - 1,000,000	2	1,997,075	0.42	999,975	6.250	747	47.50	360	359	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

Average: $199,578.79
Lowest: $19,000.00
Highest: $1,000,000.00

RALI 2003-QS1

Current Balance	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	Average Original Principal Balance	W.A. Gross Coupon	W.A. FICO Score	W.A. Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000	60	$2,378,323	0.50%	$39,701	7.081%	725	80.17%	357	355	2
50,001 - 75,000	217	13,908,917	2.92	64,174	6.898	720	77.83	356	355	1
75,001 - 100,000	293	25,981,749	5.46	88,758	6.820	724	77.01	359	357	1
100,001 - 125,000	285	32,177,229	6.77	113,015	6.788	721	78.48	360	358	1
125,001 - 150,000	259	35,591,232	7.48	137,543	6.739	723	78.77	359	358	1
150,001 - 175,000	211	34,359,734	7.22	162,946	6.713	720	78.37	359	358	1
175,001 - 200,000	185	34,868,473	7.33	188,602	6.603	719	75.36	360	359	1
200,001 - 225,000	130	27,729,889	5.83	213,452	6.657	717	78.80	358	357	1
225,001 - 250,000	103	24,560,604	5.16	238,578	6.594	719	74.27	360	359	1
250,001 - 275,000	82	21,591,721	4.54	263,469	6.570	715	75.47	360	359	1
275,001 - 300,000	83	23,971,936	5.04	288,982	6.604	725	76.41	360	359	1
300,001 - 325,000	55	17,173,913	3.61	312,475	6.509	719	74.10	360	359	1
325,001 - 350,000	77	26,081,747	5.48	339,107	6.508	725	75.74	358	357	1
350,001 - 375,000	67	24,255,693	5.10	362,294	6.515	721	74.93	360	359	1
375,001 - 400,000	79	30,721,888	6.46	389,216	6.510	726	74.23	359	358	1
400,001 - 425,000	38	15,817,140	3.33	416,487	6.507	716	76.32	360	359	1
425,001 - 450,000	40	17,507,940	3.68	438,099	6.406	733	73.88	360	359	1
450,001 - 475,000	18	8,302,810	1.75	461,638	6.597	728	73.12	360	359	1
475,001 - 500,000	27	13,318,615	2.80	493,644	6.453	730	70.13	360	359	1
500,001 - 525,000	20	10,328,359	2.17	516,733	6.373	723	72.81	360	359	1
525,001 - 550,000	11	5,933,432	1.25	539,664	6.592	698	75.56	360	359	1
550,001 - 575,000	8	4,501,458	0.95	562,810	6.420	725	73.38	360	360	0
575,001 - 600,000	7	4,155,945	0.87	594,027	6.267	696	75.55	360	359	1
600,001 - 625,000	4	2,429,053	0.51	607,988	6.283	754	76.27	360	359	1
625,001 - 650,000	20	12,898,936	2.71	645,632	6.555	723	70.24	360	359	1
650,001 - 675,000	1	675,000	0.14	675,000	5.875	768	68.00	360	360	0
675,001 - 700,000	1	685,500	0.14	685,500	6.125	779	75.00	360	360	0
750,001 - 775,000	1	758,622	0.16	760,000	6.500	783	44.00	360	358	2
950,001 - 975,000	1	958,133	0.20	959,000	6.500	738	32.00	360	359	1
975,001 - 1,000,000	2	1,997,075	0.42	999,975	6.250	747	47.50	360	359	1
Total:	2,385	$475,621,067	100.00%	$199,579	6.608%	722	75.64%	359	358	1

Average: $199,421.83
Lowest: $19,000.00
Highest: $999,073.80